Exhibit 99.3

Arcturus Therapeutics / Alcobra Merger Enabling a New Era of RNA Medicines September 28, 2017

Forward Looking Statements This presentation contains forward - looking statements. These statements relate to future events and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially diffe ren t from any future performances or achievements expressed or implied by the forward - looking statements. Each of these statements is based only on current information, assumptions and expectations that are inherently subject to change and involve a number of ri sks and uncertainties. Forward - looking statements include, but are not limited to, statements about: the structure, timing and completion of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combin ed company; the adequacy of the combined company’s capital to support its future operations and its ability to successfully init iat e and complete clinical trials; the nature, strategy and focus of the combined company; the development and commercial potential of an y product candidates of the combined company ; the entry into or modification or termination of collaborative agreements; the executive and board structure of the combined company; and expectations regarding voting by Alcobra and Arcturus shareholders. In some cases, you can identify forward - looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects, ” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions (including the n ega tive thereof) intended to identify forward looking statements. Given the risks and uncertainties, you should not place undue relia nce on forward - looking statements. The forward - looking statements contained or implied in this press presentation are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra's Annual Report on Form 20 - F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with t he SEC. Except as otherwise required by law, Alcobra and Arcturus each disclaim any intention or obligation to update or revise any forward - looking statements, which speak only as of the date they were made, whether as a result of new information, future event s or circumstances or otherwise. 2

Transaction Terms 3 ALL STOCK TRANSACTION Each holder of Arcturus outstanding capital stock immediately prior to the merger will receive ordinary shares of Alcobra in the merger. NAME AND OWNERSHIP Alcobra shareholders are expected to own 40% of the combined company and Arcturus shareholders are expected to own 60% on a pro - forma and fully - diluted basis. Alcobra’s name is expected to change to Arcturus Therapeutics, Ltd. The corporate headquarters will be in San Diego, CA and the company will remain domiciled in Israel. BOARD OF DIRECTORS The board of the combined company will be comprised of seven members, including three members to be designated by Alcobra and four members to be designated by Arcturus. APPROVAL The transaction has been unanimously approved by the boards of directors of both companies. TIMING OF CLOSE Expected to close in 4Q 2017, subject to the approval of the transaction by the shareholders of both companies and other customary closing conditions.

RNA Medicines company focused on significant opportunities in rare, liver and respiratory diseases Strong Intellectual Property Created • UNA Oligomer Chemistry • LUNAR™ Delivery Technology • >110 Patents and Patent Applications, Issued in US, EU, JP, CN and Other Countries Diverse Pipeline Established • 7 Programs (4 funded by strategic partners) Validating Deals • >$1.5 B in Potential Milestones, Plus Royalties • $41 M Received Through June 30, 2017 Experienced management team with deep expertise in RNA medicine Combined Company: Projected $40 M cash at close which is expected to fund Arcturus through multiple value creation milestones and into early clinical development 4 Arcturus Therapeutics Summary * The trademarks above are property of their respective owners

Management Team 5 Joseph Payne President & CEO • Co - founded Arcturus in 2013 • 20 years of successful drug discovery experience at Merck Research Labs, DuPont Pharmaceuticals, Bristol - Myers Squibb, Kalypsys , and Nitto • MSc in Synthetic Chemistry from the University of Calgary Pad Chivukula, PhD Chief Scientific Officer & Chief Operating Officer • Co - founded Arcturus in 2013 • Previously Chief Scientist at Nitto • PhD in Pharmaceutical Chemistry from the University of Utah Stuart Collinson, PhD Executive Chair • Joined Arcturus in 2014 • Previously CEO of Aurora Biosciences. Senior roles at GlaxoWellcome and Baxter. • PhD in Physical Chemistry from the University of Oxford, MBA from Harvard. Mike Hodges, MD R&D and Medical Consultant • Joined Arcturus in 2014 • Chief Medical Officer at Amplyx • Fomerly CMO of Santaris , Altair, Kemia , senior R&D roles at Pfizer. • MD from University of London.

Arcturus Pipeline of RNA Medicines Name RNA Indication Partner LUNAR - OTC mRNA Ornithine Transcarbamylase (OTC) Deficiency LUNAR - RLD mRNA Rare Liver Disease LUNAR - HBV RNA Hepatitis B In Discussion LUNAR - TKD Undisclosed NASH LUNAR - RARE1 mRNA Rare Liver Disease LUNAR - RARE2 mRNA Rare Liver Disease LUNAR - CF mRNA Cystic Fibrosis 7 Programs, 4 of which are Funded by Strategic Partners 6

LUNAR-OTC

Ornithine Transcarbamylase (OTC) Deficiency: the most common urea cycle disorder

- The urea cycle converts neurotoxic ammonia to water-soluble urea that can be excreted in urine
- Incidence estimated at 1 in 56,000[1]
- Up to 180 new patients each year in US & Europe[2]


HARMFUL AMMONIA
Carbamoyl Phosphate
Citrulline
OTC
Ornithine
Arginine
UREA FOR REMOVAL

Unmet Medical Need

- Present standard of care involves a difficult diet (low protein, high fluid intake) plus ammonia scavengers (sodium phenylbutyrate).
- Present standard of care does not effectively prevent spikes of ammonia. OTCD patients are typically referred for liver transplant.

LUNAR-OTC Restores Enzyme Function

- Expression of OTC enzyme in liver has potential to restore normal urea cycle activity to detoxify ammonia, preventing neurological damage and removing need for liver transplantation.

[1]*Summar et.al., Mol. Genet. Metab., 110:179 (2013)*   [2]*calculated based on birth rate provided by National Organization of Rare Disorders (NORD)*

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N o r m a l M i c e D i s e a s e M i c e L U N A R - O T C T r e a t e d M i c e 0 1 2 3 Plasma Ammonia Level after Protein Challenge A m m o n i a L e v e l s R e l a t i v e t o B a s e l i n e p=0.0003 unpaired t-test LUNAR - OTC Proof of Concept in OTC Disease Mouse Model Disease Normalization Following a Single Low Dose of LUNAR - OTC in Mouse Model LUNAR - OTC has the Potential to Correct OTC Deficiency in Humans 8 Annual Meeting of the Oligonucleotide Therapeutics Society (2017)

LUNAR-HBV

ARCTURUS therapeutics

350 Million People Worldwide are Infected with Chronic Hepatitis B Virus

- HBV causes a chronic infection that leads to liver fibrosis, cirrhosis, and hepatocellular carcinoma
- 880,000 people die each year from complications of HBV[1]
- >1 million chronically infected people in the US, largely untreated

Unmet Medical Need

- Treatment goal is prevention of cirrhosis and hepatocellular carcinoma through sustained viral suppression, including Hep B surface antigen (HBsAg) production – a "functional cure"
- Current therapies reduce HBsAg levels by only 1-4%[2]

LUNAR-HBV Inhibits all Viral Protein Products

- Three co-formulated siRNAs target all viral transcripts, including HBsAg, and are believed to treat all known HBV genotypes

[1] *World Health Organization (WHO) http://www.who.int/mediacentre/factsheets/fs204/en/*

[2] *Peginterferon, entecavir, tenofovir; World Health Organization Cohen C et.al., J. Viral Hepatitis 18:377, 2011*

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LUNAR - HBV 10 Preclinical POC: Significant Reduction of HBsAg in Mice LUNAR - HBV demonstrates robust reduction of Hepatitis B in mice: • AAV - HBV mouse model: HBsAg 3 log; HBV DNA 3 log; HBeAg 2 log LUNAR - HBV appears to provide comprehensive HBV coverage: • Targets all known HBV transcripts • Includes 3 UNA Oligomers, potentially minimizing viral resistance Serum HBsAg 0 7 14 21 1 2 3 4 5 6 Study Day l o g 1 0 [ H B s A g ( n g / m l ) ] 3 mg/kg LUNAR-HBV PBS control Dose American Association for the Study of Liver Diseases ( AASLD ), 2016

Arcturus Platforms UNA Oligomer Chemistry and LUNAR™ Delivery Technology 11 O Base OH O P O - O O UNA U nlocked N ucleomonomer A gent UNA Oligomer Chemistry and LUNAR™ Nanoparticle Delivery Enables Multiple Classes of RNA Therapeutics & Chemistry Delivery mRNA siRNA LUNAR™ Nanoparticle

UNA Oligomer Chemistry 12 Feature Potential Benefit Proprietary Chemistry All RNA Medicines Potency Clinical Efficacy Longevity of action Less frequent dosing Reduces Off - Target Effects Safety and Tolerability Reduces Immunogenicity Safety Arcturus UNA Oligomers = The Next Generation of RNA Chemistry O Base OH O P O - O O UNA U nlocked N ucleomonomer A gent

LUNAR™ Nanoparticle Delivery 13 Feature Potential Benefit Proprietary Delivery All RNA Medicines Potency Preclinical Efficacy Biodegradable No Accumulation of Lipids Manufacturing Efficiency Reduced Cost of Goods Arcturus LUNAR™ Nanoparticles = Next Generation of RNA Delivery

RNA APPROACHES TO MEDICINE geRNA Gene Editing mRNA Up - Regulation siRNA Gene Silencing microRNA Multiple Genes 14 Arcturus Platforms Controlling Gene Expression

LUNAR™ can be used for delivery to hepatocytes, stellate cells, myocytes and lung cells LUNAR™ can be used to deliver messenger RNA and mixtures of RNA 15 RNA Companies Utilizing GalNAc Delivery Technology What does GalNAc do? Delivers a single small RNA molecule to hepatocytes via GalNac receptor What Arcturus LUNAR™ can do that GalNAc can not? Deliver Large RNA (Messenger RNA) Deliver RNA to Stellate cells (NASH) Deliver RNA to Lung Epithelia cells Deliver Mixtures of RNA as one drug product Arcturus is a LUNAR™ Company – Not a GalNAc Company

Competitive Advantages 16 Novel UNA chemistry and LUNAR™ delivery technologies provide composition of matter IP LUNAR™ is not limited to a specific type, modality, or size of nucleic acid Specific production of desired proteins in multiple cell types including liver hepatocytes, liver stellate cells, myocytes , and lung cells Ability to repeat dose Potential for i mproved safety relative to other nucleic acid delivery systems Amendable to multiple routes of administration (IV, IM and nebulized) Ability to develop high - barrier to entry products with rapid development of subsequent products with lower cost and risk

Arcturus Platforms 17 Key Advancements in RNA Medicines Functional Delivery to Multiple Cell Types mRNA Half - Life Extension in vivo in vivo Delivery in Primates Safely Deliver RNA in Multiple Species UNA and LUNAR™ Platforms Overcome Challenges in mRNA Therapeutic Development Source internal Arcturus Therapeutics data

Potentially Improved Safety: Transient not Permanent Significant Opportunity: Infectious Disease, Oncology, Metabolic, Cardiovascular Disease, Gene Editing CHAPERONES RECEPTORS CRISPR TALEN ENZYMES LUNAR™ Unlocks Potential for mRNA 18 GPCRs TRANSPORTERS TRANS - MEMBRANE PROTEINS ENGINEERED NUCLEASES INTRACELLULAR PROTEINS ENGINEERED ANTIGENS CAR - T HORMONES ANTIBODIES SECRETED PROTEINS

RNA Medicines Company, Founded in 2013, 52 FTEs, San Diego, CA Focused on significant opportunities in rare , liver and respiratory diseases Strong Intellectual Property Created • UNA Oligomer Chemistry • LUNAR™ Delivery Technology • >110 Patents and Patent Applications, Issued in US, EU, JP, CN and Other Countries Diverse Pipeline Established • 7 Programs ( 4 funded by strategic partners) Validating Deals • >$1.5 B in Potential Milestones, Plus Royalties • $41 M Received Through June 30, 2017 Experienced management team with deep expertise in RNA medicine Combined Company : Projected $40 M cash at close which is expected to fund Arcturus through multiple value creation milestones and into early clinical development 19 Summary * The trademarks above are property of their respective owners

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